GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

September 18, 2009
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	K-Kitz, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-158426

Ladies and Gentlemen:

On behalf of K-Kitz, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the captioned Registration Statement on Form S-1, No. 333-158426 (the “Amendment”), for the registration of 2,000,000 shares of K-Kitz’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated August 28, 2009.

K-Kitz wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before Friday, September 25, 2009, and respectfully requests the staff to convey any comments it may have as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

SEC Comments

Dilution of the Price You Pay For Your Shares, page 11

Comment No. 1:  As requested by the staff, the dilution table and lead-in paragraphs have been revised.  K-Kitz expensed the offering costs already paid and they are reflected in the current equity.  K-Kitz eliminated the unpaid portion of the offering costs.  K-Kitz previously discussed these changes with Andrew Blume of the staff.  Please see pages 11 and 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

Comment No. 2:  In response to this comment, please note that the MD&A has been updated through June 30, 2009 to reflect an increase in revenue for the first six months of 2009 due to a $57,000 purchase in April 2009 by the Franklin County, Ohio Board of Health and the addition of two customers making first-time purchases.  K-Kitz does not expect the percentage level of this revenue increase to constitute a trend from year to year.  Please see page 15.

Financial Statements

General

Comment No. 3:  As required, the Amendment includes a restatement footnote with a table showing the original and restated amounts for each financial statement line item impacted. The column headings on the face of the financial statements have also been marked “as restated.” Additionally, the auditors’ report references the restatement footnote and is dual dated.  Please see pages F-1 and F-13.

Balance Sheet, page F-2

Comment No. 4:  As requested by the staff, disclosure has been added to pages 5, 11, 25, F-2, F-3, F-13, F-14, F-15, F-19 and II-1 to clarify that K-Kitz did not receive cash in connection with the issuance of shares of its common stock to Jennifer Jarvis for her past performance of services.

Income Statement, page F-3

Comment No. 5:  The typo appearing next to “Cost of sales-related party (Jendco)” on page F-3 has been removed.

Income Statement, page F-15

Comment No. 6:  Cost of sales (including related party) for the three-month period ended June 30, 2009 has been corrected on page F-15.

Statement of Stockholders’ Equity, page F-16

Comment No. 7:  References to the 4,500,000 shares issued to Jennifer Jarvis have been corrected on pages F-14 and F-16.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by K-Kitz as soon as the SEC has reviewed this letter and its enclosures and has advised K-Kitz that no further issues remain outstanding.  At the time of the request, K-Kitz will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  K-Kitz does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

Enclosures

cc:	Scott Anderegg, Esq., Staff Attorney
Mr. Andrew Blume, Accountant
Mara Ransom, Esq., Legal Branch Chief
Division of Corporation Finance

Ms. Jennifer Jarvis
K-Kitz, Inc.